UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2026

David Silberman
Chief Financial Officer
Compugen Ltd.
Azrieli Center, 26 Harokmim Street
Building D
Holon, 5885849 Israel

Re: Compugen Ltd.
Form 20-F for Fiscal Year Ended December 31, 2025
File No. 000-30902

Dear David Silberman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences